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Thomas J. friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

April 7, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Mindy Rotter

Re:	Goldman Sachs BDC, Inc. Form 10-K (File No. 814-00998) Goldman Sachs Middle Market Lending Corp. Form 10-K (File No. 814-01234)

Ladies and Gentlemen:

On behalf of Goldman Sachs BDC, Inc. (“GSBD”) and Goldman Sachs Middle Market Lending Corp. (“MMLC”), we hereby respond to the comments provided telephonically by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) on March 25, 2020 regarding GSBD’s Form 10-K (File No. 814-00998), filed with the SEC on February 20, 2020 (the “GSBD Form 10-K”), and MMLC’s Form 10-K (File No. 814-01234) filed with the SEC on February 27, 2020 (the “MMLC Form 10-K”). For your convenience, a summary of the Staff’s comments is presented in bold, italicized text below, and is followed by the response.

Please confirm in correspondence whether there were any open payables to directors or officers of GSBD (in the case of the GSBD Form 10-K) or MMLC (in the case of the MMLC Form 10-K) as of December 31, 2019, and, if so, please disclose any such open payables separately in the Statements of Assets and Liabilities as required by Rule 6-04 of Regulation S-X.

Each of GSBD and MMLC acknowledges the Staff’s comment and confirms it did not have any open payables to directors or officers as of December 31, 2019. In addition, each of GSBD and MMLC does and will continue to disclose any such open payables separately on its Consolidated Statements of Assets and Liabilities in its financial statements, if applicable.

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If you have any questions or if you require additional information, please do not hesitate to contact the undersigned by telephone at (617) 728-7120 (or by email at thomas.friedmann@dechert.com).

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc: Jonathan Lamm Caroline Kraus Goldman Sachs BDC, Inc. Eric S. Siegel Dechert LLP Cynthia M. Krus Eversheds Sutherland (US) LLP